Via Facsimile and U.S. Mail
Mail Stop 6010

June 5, 2007

Mr. R. Todd Joyce
Vice President, Controller
and Treasurer
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, CA 92880-2882

Re: Watson Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 001-13305

Dear Mr. Joyce:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending December 31, 2006

Notes to the Financial Statements
Note 2- Summary of Significant Accounting Policies, page F-9
Share-based Compensation, page F-16

1. In conjunction with the adoption of FAS 123R you changed the method of recognizing share-based compensation expense from the accelerated multi-option approach to the ratable single-option approach. Please provide us, in disclosure-type format, a description of the methodology under the ratable single-option

approach and the basis for the change in methodology. Please refer to SAB Topic 14C, question 3 as well as paragraph 64 of FASB 123R.

Note 4- Acquisitions, page F-21

2. The amount of in-process research and development represents 25% of revenue in 2006 and is composed of over 30 projects. Refer to paragraph 4.2.03 of the AICPA Practice Aid on Assets Acquired in a Business Combination to Be Used in Research and Development Activities and provide us those proposed disclosures including disclosure that disaggregates the total charge by significant in-process research and development project acquired. Also, direct us to disclosure in your Form 10-Q for March 31, 2007 that discusses the status of each acquired project or provide us additional proposed disclosure.

Pro Forma Results of Operations, page F-24

3. Please tell us the nature and amount of the merger expenses and why excluding them from your pro forma results of operations complies with paragraph 55 of FAS 141.

Form 10-Q March 31, 2007

4. You refer to a list of items which increased sales, for example, but you do not quantify the amount of change attributed to each item. Provide us revised MD&A that quantifies the amount of each item affecting line items presented on the statement of operations.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant